SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 November 9, 2004

 Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

ALAIN RHEAUME APPOINTED EXECUTIVE VP & PRESIDENT FIDO

TORONTO AND MONTREAL, November 9, 2004 - Nadir Mohamed, President and CEO, Rogers Wireless Inc. is pleased to announce the appointment of Alain Rheaume to the position of Executive Vice-President and President Fido, following the announcement of the successful tender offer results relating to the acquisition of Microcell by Rogers Wireless. Previously, Mr. Rheaume was President and COO of Microcell Solutions Inc., the wholly-owned subsidiary of Microcell Telecommunications Inc., responsible for marketing the Company's wireless communications services under the Fido brand name.

"We are delighted to welcome Alain to the Rogers Wireless team," said Nadir Mohamed. We are committed to keeping and building on the Fido brand, distribution network and service in Canada and know that Alain's history with Microcell and rich understanding of the Fido brand makes him the logical choice to lead the operations of Fido at Rogers Wireless."

Alain Rheaume joined Microcell in 1996 as Chief Financial Officer. Prior to that, he held several senior management positions in both the public and the private sectors. For five years, he was Associate Deputy Minister in the Quebec government, and from 1992 to 1996, was Deputy Minister of Finance. Mr. Rheaume graduated from Universite Laval with a degree in Business Administration.

About Rogers Wireless:
Rogers Wireless operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. The combination of Rogers Wireless and Microcell will have 5.5 million wireless customers, and has offices in Canadian cities across the country. Rogers Wireless is a wholly-owned subsidiary of Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN), which is approximately 89% owned by Rogers Communications Inc.

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For further information:

Claire Fiset, 514.992.1368, claire.fiset@microcell.ca
Karen Berkhout, 604.783.0701, karen.berkhout@microcell.ca
Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com